
May 19, 2020

Evan Horrowitz
Chief Executive Officer
Farmhouse, Inc.
1355 Market Street, Suite 488
San Francisco, CA 94103

   Re: Farmhouse, Inc.
     Registration Statement on Form S-1
     Filed May 15, 2020
     File No. 333-238326

Dear Mr. Horrowitz:

   Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically, your financial statements do not meet the updating requirements of Rule 8-08 of Regulation S-X. Therefore, we will not perform a detailed examination of the registration statement and we will not issue comments. We suggest that you consider filing a substantive amendment to correct the deficiencies.

   We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

   Please contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any questions.

            Sincerely,

            Division of Corporation Finance
            Office of Technology

cc: John Heskett